SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
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                                   SCHEDULE TO
                                (Amendment No. 1)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   Wilder Richman Historic Properties II, L.P.
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                       (Name of Subject Company [Issuer])

                       Everest Investors 14, LLC (offeror)
                    Everest Properties II, LLC (other person)
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                                (Filing Persons)

                      Units of Limited Partnership Interest
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                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                              Christopher K. Davis
                           Everest Properties II, LLC
                          155 N. Lake Ave., Suite 1000
                               Pasadena, CA 91101
                            Telephone (626) 585-5920
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                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
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   Transaction Valuation: $4,216,100(1)       Amount of Filing Fee: $843.22(2)
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(1) Calculated as the product of the Units on which the Offer is made and the gross cash price per Unit.
(2) Of the fee, $824.20 was previously paid with the Schedule TO filed January 22, 2004.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid:  Not Applicable      Filing party:  Not Applicable
     Form or registration no.:  Not Applicable    Date filed:  Not Applicable

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Everest Investors 14, LLC ("Everest" or the "Purchaser"), a California limited liability company, to purchase up to 317 units ("Units") of limited partnership interests in Wilder Richman Historic Properties II, L.P. (the "Partnership"), as set forth in the Schedule TO. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase filed as Exhibit 12.1 to the Schedule TO (the "Offer to Purchase").

ITEM 4. TERMS OF THE TRANSACTION.

     Item 4 is hereby supplemented as follows:

     The Offer is extended to and will expire at 5:00 p.m., Los Angeles time, on Friday, February 27, 2004, unless the offer is extended further. The Offer price has been increased to $13,300 per Unit.

ITEM 11. ADDITIONAL INFORMATION.

     The response to Item 11 is hereby amended and supplemented with the following changes to the Offer to Purchase:

     SUMMARY OF THE OFFER

         The penultimate bullet point, regarding the Minimum Tender Condition, is deleted.

     DETAILS OF THE OFFER

     7. Conditions of the Offer

     Clause (i), regarding the Minimum Tender Condition, is deleted.


ITEM 12.    EXHIBITS.

12.4     Notice to Unit Holders.
12.5     Agreement of Transfer and Letter of Transmittal (Rev. 2/11)
12.6     Press Release dated February 12, 2004

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2004


                                  EVEREST INVESTORS 14, LLC
                                  By: EVEREST PROPERTIES II, LLC,
                                      Manager

                                      By:  /S/ DAVID I. LESSER
                                           ------------------------
                                           David I. Lesser
                                           Executive Vice President



                                  EVEREST PROPERTIES II, LLC


                                  By: /S/ DAVID I. LESSER
                                      ------------------------
                                      David I. Lesser
                                      Executive Vice President